September 8, 2006

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: James A. Allegretto
Senior Assistant Chief Accountant

Re:  Brown Shoe Company, Inc.
Form 10-K for Fiscal Year Ended January 28, 2006
Form 10-Q for Fiscal Quarter Ended April 29, 2006

Commission File No. 1-2191

Dear Mr. Allegretto:

This letter is in response to the comment letter of the staff of the Securities and Exchange Commission (the “Commission”) dated August 29, 2006 (the “Comment Letter”), regarding the Form 10-K for the fiscal year ended January 28, 2006, filed April 10, 2006, and Form 10-Q for the fiscal quarter ended April 29, 2006, filed June 6, 2006, of Brown Shoe Company, Inc. (the “Company”).

This letter sets forth each comment of the staff in the Comment Letter (numbered in accordance with the Comment Letter) and, following each comment, sets forth the Company’s response.

Securities and Exchange Commission
September 8, 2006

Form 10-K for The Fiscal year ended January 28, 2006

Financial Statements and Supplementary Data

Consolidated Statements of Cash Flow, page 36

1.
We note that cash and cash equivalents includes balances of your Canadian and other foreign operations. Please tell us how you have classified the effect of exchange rate changes on cash balances held in foreign currencies in the statement and why the effect is not reported as a separate part of the reconciliation of the change in cash and cash equivalents for each year presented. Please refer to paragraph 25 of SFAS 95.

Response
On our statements of cash flows, the effect of exchange rate changes on cash balances held in foreign currencies are classified within the ‘Other’ category within the Operating Activities section. These effects were not reported as a separate reconciling item on the statement due to immateriality. In general, a substantial portion of our cash and cash equivalents held at our Canadian and other foreign operations is denominated in U.S. dollars, and accordingly, not impacted by changes in exchange rates. The effect of exchange rate changes on cash and cash equivalents was approximately $0.9 million, $0.1 million and $0.3 million in fiscal 2005, 2004 and 2003, respectively. This represents 0.6%, 0.3% and 0.3% of net cash provided by operating activities in fiscal 2005, 2004 and 2003, respectively, which we believe to be immaterial. However, in our recently filed Form 10-Q, we classified such exchange rate changes as a separate reconciling item on the statement, and intend to do so in future filings, in response to the Staff’s comment.

Note 7. Income Taxes, page 49

2.
In future filings please disclose the total amounts of current and deferred tax expense or benefit attributable to continuing operations for each year presented. Please refer to paragraph 45 of SFAS 95.

Response
In future filings, we will disclose the total amounts of current and deferred tax expense or benefit attributable to continuing operations for each year presented in response to the Staff’s comment. Since we do not have any discontinued operations during any of these periods, all tax expense or benefit is attributable to continuing operations. We plan to add a statement to that effect in future filings and, in addition, provide a total of all current tax expense and a total for all deferred tax expense attributable to continuing operations.

Securities and Exchange Commission
September 8, 2006

3.
It does not appear that the repatriation of foreign earnings would have a continuing impact on your results of operations subsequent to the acquisition of Bennett. Please tell us why it is appropriate to include the repatriation of foreign earnings and the associated tax expense in pro forma results of operations for 2004.

Response
It is true that the repatriation of foreign earnings would not have a continuing impact on our results of operations subsequent to the acquisition of Bennett. However, we believe it is appropriate to include the repatriation of foreign earnings and the associated tax expense in the pro forma results of operations for 2004, because this repatriation represented a substantial portion of the funding of the Bennett acquisition. If such funds had not been repatriated, we would have needed to fund this portion ($60.5 million) of the acquisition through some other means. In our pro forma results disclosed for 2004, we believe it is appropriate to reflect the Bennett acquisition as if it had occurred on the first day of fiscal 2004, reflecting the ‘actual’ financing of the acquisition, rather than reflecting a hypothetical change in our financing (e.g., increasing the amount of our senior notes, issuing other debt, etc.). We believe this to be appropriate and consistent with the guidelines provided in paragraphs 54 and 55 of SFAS No. 141. Furthermore, as required by paragraph 55 of SFAS No. 141, we have provided disclosure of this material, nonrecurring item included in the pro forma results of operations. However, since SFAS No. 141 only requires such pro forma disclosures during the period in which a material business combination occurs, we do not plan on repeating such disclosure in our Form 10-K for fiscal year 2006.

Note 18. Financial Information for the Company and its Subsidiaries. Page 60

4.
Please tell us whether each of the subsidiary guarantors is 100% owned by the parent. If so, please disclose that fact in future filings. If not, please tell us why the exception in paragraph (f) of Rule 3-09 of Regulation S-X applies.

Response
All of our subsidiary guarantors are 100% owned by the parent either directly or indirectly. We have disclosed that fact in our recently filed Form 10-Q, and intend to do so in future filings, in response to the Staff’s comment.

Controls and Procedures, page 66

5.
You state it is the Chief Executive Officer’s and Chief Financial Officer’s ultimate responsibility to ensure the Company maintains disclosure controls and procedures designed to provide reasonable assurance that material information, both financial and non-financial, and other information required under the securities laws to be disclosed is identified and communicated to senior management on a timely basis. Please revise to clarify, if true, that your disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Please refer to Exchange Act Rules 13a-15(e) and 15d-15(e).

Securities and Exchange Commission
September 8, 2006

Response

We plan to revise our disclosure in future filings, to clarify that our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

Our planned revised disclosure follows:

Evaluation of Disclosure Controls and Procedures
It is the Chief Executive Officer's and Chief Financial Officer's ultimate responsibility to ensure we maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our disclosure controls and procedures include mandatory communication of material events, automated accounting processing and reporting, management review of monthly, quarterly and annual results, an established system of internal controls and internal control reviews by our internal auditors.

A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance the objectives of the control system are met. Further, the design of a control system must reflect the fact there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to errors or fraud may occur and not be detected. Our disclosure controls and procedures are designed to provide a reasonable level of assurance that their objectives are achieved. As of [balance sheet date], management of the Company, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon and as of the date of that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded our disclosure controls and procedures were effective at the reasonable assurance level.

Securities and Exchange Commission
September 8, 2006

There have been no changes in our internal control over financial reporting during the quarter ended [balance sheet date], that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

6.
We also note your statement that “a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response
We plan to revise our disclosure in future filings, to clarify that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at that reasonable assurance level. Please see the revised disclosure in the response to comment #5.

Form 10-Q for the Quarterly Period Ended April 29, 2006

Controls and Procedures, page 25

7.
We note the statement that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. In future filings please revise to clarify, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, to allow timely decisions regarding required disclosure. Please refer to Exchange Act Rule 13a-15(e).

Securities and Exchange Commission
September 8, 2006

Response
We revised our disclosure in our recently filed Form 10-Q to clarify that our disclosure controls and procedures are also effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, to allow timely decisions regarding required disclosure. We also intend to revise our disclosures as described above in future filings. Please see the revised disclosure in the response to comment #5.

* * * * *

On behalf of the Company, I acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing. I also acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. I further acknowledge that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would very much appreciate your prompt review of the Company’s responses. Please call Richard C. Schumacher at (314) 854-4130 or me at (314) 854-4119 with respect to any questions or comments you may have or if you require additional information.

Very truly yours,

Michael I. OberlanderSenior
Vice President, General Counsel and Corporate Secretary

cc:   Ronald A. Fromm, Chairman of the Board of Directors & Chief Executive Officer
Andrew M. Rosen, Executive Vice President & Chief Financial Officer
Richard C. Schumacher, Senior Vice President & Chief Accounting Officer